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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549



                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                              (Amendment No. _________)*


                                 TELTONE CORPORATION
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                              COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      87969L109
                             ----------------------------


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)                   Page 1 of 8 pages

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CUSIP No.                             13G                 Page  2  of  8  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Richard W. Soshea             SS# ###-##-####
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  / /
                                                                   (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S. Citizen
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                         694,844
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                          N/A
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                      694,844
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                      N/A
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               694,844
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (g) EXCLUDES CERTAIN
     SHARES*
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW g
               12.45%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
            IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


SEC 1745 (2-95)                   Page 2 of 8 pages

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                            INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page
(1) NAMES AND SOCIAL SECURITY NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group.
    Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G," below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

(3) The third row is for SEC internal use; please leave blank.

(4) CITIZENSHIP OR PLACE OR ORGANIZATION - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON, ETC. - Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) TYPE OF REPORTING PERSON - Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

         CATEGORY                                     SYMBOL
         Broker Dealer                                BD
         Bank                                         BK
         Insurance Company                            IC
         Investment Company                           IV
         Investment Advisor                           IA
         Employee Benefit Plan, Pension Fund, or
              Endowment Fund                          EP
         Parent Holding Company                       HC
         Corporation                                  CO
         Partnership                                  PN
         Individual                                   IN
         Other                                        OO

NOTES:
    Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
    Filing persons may, in order to avoid unnecessary duplication, answer items on the schedule (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
    Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

                 SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

    Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
    Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.



SEC 1745 (2-95)                   Page 3 of 8 pages

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                                 GENERAL INSTRUCTIONS

Item 1.
         (a)  Name of Issuer:  Teltone Corporation
         (b)  Address of Issuer  22121 - 20th Avenue SE, Bothell, WA 98021

Item 2.
         (a)  Name of Person Filing:  Richard W. Soshea
         (b) Address of Principal Business Office: 22121 - 20th Avenue SE, Bothell, WA 98021
         (c)  Citizenship:  U.S. Citizen
         (d)  Title of Class of Securities:  Common Stock
         (e)  CUSIP Number:  87969L109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is:

         (a)  n/a
         (b)  n/a
         (c)  n/a
         (d)  n/a
         (e)  n/a
         (f)  n/a
         (g)  n/a
         (h)  n/a

Item 4.  Ownership

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in rule 13d-1(b)(2), if applicable exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
         (a)  Amount Beneficially Owned:  694,844
         (b)  Percent of Class:  12.45%
         (c)  Number of shares as to which such person has:
              (i)       sole power to vote or to direct the vote:  694,844
              (ii)      shared power to vote or to direct the vote:  n/a
              (iii)     sole power to dispose or to direct the disposition of:
                        694,844
              (iv) shared power to dispose or to direct the disposition of: n/a

Item 5.  Ownership of Five Percent or Less of a Class:  n/a

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:  n/a

Item 7. Identification and Classification of the Subsidiary Which acquired the Security Being Reported on by the Parent Holding Company: n/a

Item 8.  Identification and Classification of Members of the Group:  n/a

Item 9.  Notice of Dissolution of Group:  n/a


SEC 1745 (2-95)                   Page 4 of 8 pages

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Item 10. Certification

         The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                      Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  -------------------------------
                                  Date


                                  -------------------------------
                                  Signature


                                  -------------------------------
                                  Name/Title





SEC 1745 (2-95)                   Page 5 of 8 pages

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    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



SEC 1745 (2-95)                   Page 6 of 8 pages